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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Longtop Financial Technologies Limited
(Name of Issuer)
Ordinary Shares, $.01 par value per share
(Title of Class of Securities)
54318P108
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☑  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP No.	54318P108

1	NAMES OF REPORTING PERSONS Well Active International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		4,200,000 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,200,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00 — a limited liability company
(1) Well Active International Limited (“Well Active”) holds 4,200,000 ordinary shares of the Issuer for grant and transfer to certain employees of the Issuer as equity incentives and has no dispositive power with respect to such shares.

CUSIP No.

1	NAMES OF REPORTING PERSONS Bloomwell International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		13,890,000 ordinary shares (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,690,000 ordinary shares (2)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,890,000 ordinary shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00 — a limited liability company
(2) Bloomwell International Limited (“Bloomwell”) is the record owner of, and has sole voting and dispositive power with respect to, 9,690,000 ordinary shares of the Issuer. In addition, Bloomwell has the ultimate voting power with respect to Well Active, which is owned by Yingling Li, Weijie Zhang and Ni Chen, as nominees on behalf of Bloomwell pursuant to a Nominee Agreement. As a result, Bloomwell may be deemed to beneficially own the 4,200,000 ordinary shares of the Issuer held of record by Well Active and is also filing this Schedule 13G with respect to such shares. Also see footnote 1 for the statement that Well Active has no dispositive power with respect to the 4,200,000 ordinary shares of the Issuer held of record by Well Active.

CUSIP No.

1	NAMES OF REPORTING PERSONS Xiaogong Jia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong Special Administrative Region, the People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		13,890,000 ordinary shares (3)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,690,000 ordinary shares (3)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,890,000 ordinary shares (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(2) Mr. Jia has the ultimate voting and investment power with respect to Bloomwell. As a result, Mr. Jia may be deemed to beneficially own the 13,890,000 ordinary shares of the Issuer held by or which may be deemed to be beneficially owned by Bloomwell and is filing this Schedule 13G with respect to such shares. See footnote 2 for a description of (i) 9,690,000 ordinary shares held of record by Bloomwell and (ii) 4,200,000 ordinary shares held of record by Well Active which may be deemed for purposes of this filing to be beneficially owned by Bloomwell. Also see footnote 1 for the statement that Well Active has no dispositive power with respect to the 4,200,000 ordinary shares of the Issuer held of record by Well Active.

Item 1.
(a)	Name of Issuer:

Longtop Financial Technologies Limited

(b)	Address of Issuer’s Principal Executive Offices:

15/F, Block A Chuangxin Building Software Park Xiamen 361005 People’s Republic of China
Item 2.
(a)	Name of Person Filing:

Well Active International Limited, Bloomwell International Limited and Xiaogong Jia. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

Well Active International Limited Romasco Place P.O. Box 3140 Road Town, Tortola British Virgin Islands

Bloomwell International Limited OMC Chambers P.O. Box 3152 Road Town, Tortola British Virgin Islands

Xiaogong Jia 15/F, Block A Chuangxin Building Software Park Xiamen 361005 People’s Republic of China

(c)	Citizenship:

Each of Well Active International Limited and Bloomwell International Limited is a limited liability company organized under the laws of the British Virgin Islands.

Xiaogong Jia is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China.

(d)	Title of Class of Securities:

Ordinary Shares, $.01 par value per share

(e)	CUSIP Number:

54318P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Well Active International Limited is the record owner of 4,200,000 ordinary shares.

Bloomwell International Limited is the record owner of 9,690,000 ordinary shares. In addition, by virtue of the fact that Bloomwell International Limited, though its nominees, holds ultimate voting power over Well Active International Limited, Bloomwell International Limited may be deemed to beneficially own the 4,200,000 ordinary shares held of record by Well Active International Limited.

By virtue of the fact that Xiaogong Jia holds ultimate investment and voting power over Bloomwell International Limited, Mr. Jia may be deemed to beneficially own the 13,890,000 ordinary shares held by or which may be deemed to be beneficially owned by Bloomwell International Limited, which include (i) 9,690,000 ordinary shares held of record by Bloomwell International Limited and (ii) 4,200,000 ordinary shares held of record by Well Active International Limited which may be deemed to be beneficially owned by Bloomwell International Limited.
(b)	Percent of class:

Well Active International Limited: 8.4%.

Bloomwell International Limited: 27.6%

Xiaogong Jia: 27.6%

The foregoing percentages are calculated based on 50,274,126 ordinary shares of Longtop Financial Technologies Limited issued and outstanding as of December 31, 2007, as adjusted pursuant to Rule 13d-3(d)(1).

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

4,200,000 ordinary shares for Well Active International Limited

13,890,000 ordinary shares for Bloomwell International Limited and Xiaogong Jia.

(ii)	Shared power to vote or to direct the vote

0 shares for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

0 shares for Well Active International Limited

9,690,000 ordinary shares for Bloomwell International Limited and Xiaogong Jia.

(iv)	Shared power to dispose or to direct the disposition of

0 shares for each Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date            February 14, 2008

Well Active International Limited
By:	/s/ Weijie Zhang
	Name:	Weijie Zhang
	Title:	Nominee

By:	/s/ Yingling Li
	Name:	Yingling Li
	Title:	Nominee

By:	/s/ Ni Chen
	Name:	Ni Chen
	Title:	Nominee

Bloomwell International Limited
By:	/s/ Xiaogong Jia
	Name:	Xiaogong Jia
	Title:	Chairman

/s/ Xiaogong Jia
Xiaogong Jia

Exhibit 1
AGREEMENT
     WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, of certain Ordinary Shares, $.01 par value per share, of Longtop Financial Technologies Limited;
     NOW, THEREFORE, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.
     IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 14th day of February, 2008.

Well Active International Limited
By:	/s/ Weijie Zhang
	Name:	Weijie Zhang
	Title:	Nominee

By:	/s/ Yingling Li
	Name:	Yingling Li
	Title:	Nominee

By:	/s/ Ni Chen
	Name:	Ni Chen
	Title:	Nominee

Bloomwell International Limited
By:	/s/ Xiaogong Jia
	Name:	Xiaogong Jia
	Title:	Chairman

/s/ Xiaogong Jia
Xiaogong Jia